Balance Sheet

English For A Song Inc.

As of Dec 31, 2016

ACCOUNTS	Dec 31, 2016
Assets	
Cash and Bank	
BUSINESS CHECKING	$1,061.10
Total Cash and Bank	**$1,061.10**
Other Current Assets	
Total Other Current Assets	**$0.00**
Long-term Assets	
Total Long-term Assets	**$0.00**
Total Assets	**$1,061.10**
Liabilities	
Current Liabilities	
Total Current Liabilities	**$0.00**
Long-term Liabilities	
Total Long-term Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Owner Investment / Drawings	$2,054.55
Retained Earnings	
Profit between Jan 1, 2016 and Dec 31, 2016	-$993.45
Total Retained Earnings	**-$993.45**
Total Equity	**$1,061.10**